EXHIBIT 2.1
STOCK PURCHASE AGREEMENT
BY AND AMONG
REYNOLDS CONSUMER PRODUCTS (NZ) LIMITED,
BEVERAGE PACKAGING HOLDINGS (LUXEMBOURG) III S.À R.L.
AND
REYNOLDS GROUP HOLDINGS INC.
Dated as of October 15, 2009

i

Table of Contents
(continued)

ii

Table of Contents
(continued)

Exhibits

Exhibit A	Rank Letter Agreement
Exhibit B	Transition Services Letter Agreement
Exhibit C	Services Agreement
Exhibit D	License Agreement

Annexes

Annex I	Pro Forma Closing Statement
Annex II	Buyers’ Pro Rata Portion Allocation

iii

STOCK PURCHASE AGREEMENT
     STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of October 15, 2009, by and among Beverage Packaging Holdings (Luxembourg) III S.à r.l., a private limited liability company (société à responsabilité limitée) duly formed under the laws of the Grand Duchy of Luxembourg (the “Parent Buyer”), Reynolds Group Holdings Inc., a Delaware corporation (the “Subsidiary Buyer” and, together with the Parent Buyer, the “Buyers”) and Reynolds Consumer Products (NZ) Limited, a New Zealand company (“Seller”). Capitalized terms used herein without definition shall have the meanings given them in Article I hereto.
W I T N E S S E T H :
     WHEREAS, Seller is the owner of (i) all of the issued and outstanding shares of capital stock of Reynolds Consumer Products Holdings Inc., a Delaware corporation (the “US Company”; such shares, the “US Shares”) and (ii) all of the issued and outstanding shares of capital stock of Reynolds Consumer Products (Luxembourg) S.à r.l., a private limited liability company (société à responsabilité limitée) duly formed under the laws of the Grand Duchy of Luxembourg (the “International Company”; such shares, together with such additional shares being issued in connection with the Reynolds Contribution (as defined below), the “International Shares”, and together with the US Shares, the “Shares”);
     WHEREAS, Seller is also the owner of all of the issued and outstanding share capital of Reynolds Consumer Products International B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands (“Reynolds Consumer Products BV”);
     WHEREAS, prior to the Closing, Seller shall contribute all of the issued and outstanding share capital of Reynolds Consumer Products BV (and, indirectly, the equity interests of the subsidiaries of Reynolds Consumer Products BV) to the International Company in exchange for additional registered shares of the International Company (such contribution, the “Reynolds Contribution”); and
     WHEREAS, Seller, following the Reynolds Contribution, wishes to sell the International Shares to the Parent Buyer and the US Shares to the Subsidiary Buyer, and the Buyers, severally, wish to purchase the Shares from Seller, on the terms and conditions and for the consideration described in this Agreement.
     NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties made herein and of the mutual benefits to be derived from this Agreement, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS
     For purposes of this Agreement, the following words and phrases have the following meanings:
     “$” means the United States dollar.
     “Accounting Principles” means the IFRS principles, procedures and elections used in the preparation of the Financial Statements, consistently applied.
     “Affiliate” of a Person means a Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first Person.
     “Agreement” is defined in the Preamble to this Agreement.
     “Aggregate Purchase Price” is defined in Section 2.1.
     “Alcoa Closing Date” means February 29, 2008, the date on which Affiliates of Rank consummated the transactions in the United States contemplated by the Alcoa Purchase Agreement.
     “Alcoa Purchase Agreement” means the Acquisition Agreement between Alcoa Inc. and Rank, dated as of December 21, 2007, as it may be amended from time to time.
     “Approved Restructuring Actions” is defined in Section 5.6.
     “Assets” means the properties, assets, rights, claims and Contracts of every kind, character and description, tangible or intangible, owned, leased, used or held for use in the Business of the Companies and the Companies’ Subsidiaries.
     “Audited Financial Statements” is defined in Section 3.5(a).
     “Business” means the business activities of the Companies and the Companies’ Subsidiaries, as conducted as of the date hereof and at any time between the date hereof and the Closing Date.
     “Business Day” means any day that is not (i) a Saturday, (ii) a Sunday or (iii) any other day on which commercial banks are authorized or required by law to be closed in the City of New York.
     “Buyer Indemnitees” is defined in Section 8.2.

     “Buyers” is defined in the Preamble to this Agreement.
     “Cap” is defined in Section 8.4(a).
     “Cash” means the consolidated cash and cash equivalents of the Companies and the Companies’ Subsidiaries.
     “Closing” is defined in Section 2.1.
     “Closing Balance Sheet” is defined in Section 2.4(a).
     “Closing Date” is defined in Section 2.2.
     “Closing Net Cash” is defined in Section 2.4(a).
     “Closing Net Working Capital Amount” is defined in Section 2.4(a).
     “Closing Statement” is defined in Section 2.4(a).
     “Code” means the U.S. Internal Revenue Code of 1986, as amended.
     “Combined Group” means, collectively, (i) the US Company and its Subsidiaries and Controlled entities and (ii) Reynolds Consumer Products BV and its Subsidiaries and Controlled entities.
     “Companies” means, collectively, the US Company and the International Company.
     “Company Intellectual Property” is defined in Section 3.14(a).
     “Companies’ Subsidiaries” means all of the direct and indirect Subsidiaries of the Companies (after giving effect to the Reynolds Contribution).
     “Consent” means any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, certificate, exemption, order, registration, declaration, filing, report or notice of, with or to any Person.
     “Contract” means any written or oral contract or any other legally binding agreement, commitment or undertaking.
     “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or credit arrangement, as trustee or executor, or otherwise.

     “CSI Purchase Agreement” means that certain Stock Purchase Agreement dated as of the date hereof, by and between Closure Systems International (NZ) Limited and the Parent Buyer.
     “CSI Target Group” means, collectively, Closure Systems International B.V., Closure Systems International (Luxembourg) S.à r.l. and each of their direct and indirect Subsidiaries.
     “Dispute Notice” is defined in Section 2.4(b).
     “Disputed Items” is defined in Section 2.4(b).
     “Eligible Insurance Proceeds” is defined in Section 8.4(e).
     “Employee Plans” means all material pension and profit-sharing, retirement and post-retirement welfare benefit, health insurance benefit (medical, dental and vision), disability, life and accident insurance, sickness benefit, vacation, bonus, incentive, deferred compensation, severance, employment, change of control or fringe benefit plans, programs, arrangements or agreements, whether written or oral, including any employee benefit plans defined in Section 3(3) of ERISA, maintained or contributed to by the Companies or the Companies’ Subsidiaries.
     “Environmental Law” means any Law in effect as of the date hereof regulating or relating to the protection of natural resources or the environment.
     “Environmental Permit” means any permit, license, authorization, registration, Consent or other approval required pursuant to applicable Environmental Laws.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “Final Closing Condition” means (i) the Companies, or the Companies’ Subsidiaries, as applicable, shall have consummated the incurrence of Indebtedness under the RCP New Indebtedness and (ii) the obligations of the Companies and the Companies’ Subsidiaries in respect of the Reynolds Existing Indebtedness (including obligations in respect of any guarantee or security interest granted by a Company or a Company Subsidiary to secure the Reynolds Existing Indebtedness and any security interest in the capital stock of any Company and Company Subsidiary to secure the Reynolds Existing Indebtedness) shall have been satisfied and discharged in full.
     “Financial Statements” is defined in Section 3.5(a).
     “Fundamental Representations” is defined in Section 8.1.
     “Governmental Approvals” is defined in Section 3.11(a).

     “Governmental Authority” means any government, any governmental, administrative or regulatory entity (including any stock exchange), authority, commission, board, agency, instrumentality, bureau or political subdivision and any court, tribunal or judicial or arbitral body (whether in the U.S., or any other domestic or foreign national, federal, provincial, state or local entity or, in the case of an arbitral body, whether governmental, public or private).
     “GST” means goods and services tax or similar value added tax levied or imposed in New Zealand under the GST Act or otherwise on a supply of goods and services.
     “GST Act” means the Goods and Services Tax Act 1985 (NZ).
     “Hart Group” means (i) Graeme Hart, (ii) his spouse and members of his immediate family (including siblings, children, grandchildren and children and grandchildren by adoption), and (iii) in the event of incompetence or death of any of the persons described in clauses (i) and (ii) hereof, such person’s transferee by will, estate, executor, administrator, committee or other personal representative.
     “Hazardous Substances” means any substance that is regulated as toxic or hazardous under applicable Environmental Laws, including: asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum, petroleum products or petroleum derived substances or wastes.
     “IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.
     “Indebtedness” means, with respect to any Person, as of any date of determination, all indebtedness of such Person for money borrowed or raised, including any accrued and unpaid interest thereon.
     “Indemnified Party” is defined in Section 8.5(a).
     “Indemnifying Party” is defined in Section 8.5(a).
     “Indemnity Threshold” is defined in Section 8.4(a).
     “Input Tax” has the meaning given in the GST Act.
     “Intellectual Property” means all intellectual property and intellectual property rights including trademarks, service marks, trade names, distinguishing guises and trade dress including all goodwill associated with the foregoing, inventions, trade secrets, processes, formulae, compositions, designs, know-how, ideas, confidential business and technical information, domain names, copyrights, software, internet web sites including content, mask works and other semiconductor chip rights, and similar rights, and registrations and applications to register or renew the registration of any of the foregoing, including registrations and applications to register trademarks, patents, industrial designs, copyrights or mask works.
     “International Company” is defined in the Recitals to this Agreement.
     “International Shares” is defined in the Recitals to this Agreement.
     “Knowledge of Seller” means the actual knowledge, as of the date hereof, of any of Thomas Degnan, Paul Thomas, Michael Graham, Bradley Johnson, Daniel Zimmerlee, Norita Cox, Allen Hugli or Helen Golding.
     “Law” means all (i) constitutions, treaties, statutes, laws (including, but not limited to, the common law), rules, regulations, ordinances, codes or orders of any Governmental Authority, and (ii) orders, decisions, injunctions, judgments, awards and decrees or consents of or agreements with any Governmental Authority.
     “Leased Real Property” is defined in Section 3.9(b).
     “Leases” is defined in Section 3.9(b).
     “License Agreement” means that License Agreement between Reynolds Foil Inc. (as licensor) and Reynolds Packaging Inc. (as licensee), substantially in the form attached hereto as Exhibit D.
     “Lien” means, with respect to any property or asset, any material mortgage, lien, pledge, charge, security interest or encumbrance in respect of such property or asset.
     “Litigation” means any action, cause of action, claim, demand, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal, regulatory or otherwise, in Law or in equity, pending by or before any court, tribunal, arbitrator or other Governmental Authority.
     “Losses” means any damage, loss, liability or expense (including reasonable expenses of investigation, enforcement and collection and reasonable attorneys’ and accountants’ fees and expenses in connection with any Litigation, but excluding any incidental, indirect or consequential damages, losses, liabilities or expenses, and any lost profits or diminution in value), whether or not involving a Third-Party Claim.
     “Maslux” means Mas Luxembourg S.à r.l, private limited liability company (société à responsabilité limitée) formed under the laws of the Grand Duchy of Luxembourg.
     “Material Adverse Effect” means any event, occurrence, condition, development or effect that has had or would reasonably be expected to have a material adverse effect on the Business, results of operations or financial condition of the Companies, taken as a whole, or the ability of Seller or any Company to perform their respective obligations under this

Agreement, other than any event, occurrence, condition, development or effect relating to (i) the industries in which the Companies or the Companies’ Subsidiaries operate, (ii) any natural disaster or any acts or threats of terrorism, military action or war or any escalation or worsening thereof or (iii) general economic conditions or capital or financial markets generally (including interest rate and exchange rate fluctuations), unless in each case specified in clauses (i) through (iii), such event occurrence, condition, development or effect has a disproportionate adverse effect on the Business.
     “Material Contracts” is defined in Section 3.12(b).
     “Net Cash” means, as of any date of determination, the amount by which (A) the Cash is greater than or less than (B) the amount of Other Indebtedness. For avoidance of doubt, Net Cash can be a negative number.
     “Net Cash Threshold Amount” is defined in Section 2.4(f).
     “Net WC Threshold” is defined in Section 2.4(f).
     “Net Working Capital Amount” means, as of any date of determination, the amount equal to (i) consolidated current assets of the Companies and the Companies’ Subsidiaries minus (ii) consolidated current liabilities of the Companies and the Companies’ Subsidiaries, calculated in accordance with the Accounting Principles and the accounting principles, practices and methodologies set forth in the Pro Forma Closing Statement.
     “New Bank Indebtedness” means the new bank Indebtedness of certain Affiliates of the Buyers and of certain Subsidiaries of Seller under a senior secured credit agreement dated on or about the Closing Date and in an amount of $1,175,000,000 (or such other amount and currency as shall have been determined by the Parent Buyer).
     “Notice of Insurance” is defined in Section 8.4(e).
     “Organizational Documents” means, with respect to any Person, the articles of incorporation, certificate of incorporation, charter, constitution, bylaws, articles of formation, regulations, operating agreement, certificates of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation or organization of such Person, including any amendments thereto.
     “Other Indebtedness” means, as of any date of determination, the consolidated Indebtedness of the Companies and the Companies’ Subsidiaries, but excluding (i) the RCP New Indebtedness, (ii) the RCP Existing Indebtedness, (iii) Indebtedness existing between members of the Target Group and (iv) Indebtedness of members of the Target Group to existing members of the CSI Target Group.

     “Output Tax” has the meaning given in the GST Act.
     “Owned Intellectual Property” is defined in Section 3.14(a).
     “Owned Real Property” is defined in Section 3.9(a).
     “Parent Buyer” is defined in the Recitals to this Agreement.
     “Permitted Liens” means, with respect to any property or asset, (i) Liens disclosed on the Financial Statements; (ii) Liens for Taxes that are not yet due or that are being contested in good faith (and for which adequate accruals or reserves have been established on the Financial Statements); (iii) Liens securing obligations under any documents governing the Reynolds New Indebtedness; (iv) any Liens securing obligations under any documents governing the Reynolds Existing Indebtedness to be repaid on or prior to Closing; (v) Liens which do not materially detract from the value or materially interfere with any present or intended use of such property or asset; or (vi) Liens included in Section 3.10 or 3.14(a) of the Seller Disclosure Letter.
     “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
     “Pre-Closing Income Taxes” means any Taxes based on income, profits or net worth (without duplication) (a) of the Companies or any of the Companies’ Subsidiaries for all Pre-Closing Tax Periods, (b) of any member of a consolidated group of which the Companies or any Companies’ Subsidiaries (or any predecessor of the Companies or any Companies’ Subsidiaries) is or was a member after the Alcoa Closing Date and on or prior to the Closing Date but of which any Company or any of the Companies’ Subsidiary is not a member after the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar state, local or foreign law or regulation) or (c) of any Person imposed on any Company or any Companies’ Subsidiary as a transferee or successor, by Contract (other than any Contract entered into in the ordinary course of business) or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring on or before the Closing and during a period any Company or any Companies’ Subsidiary was held or owned by Seller or its Affiliates.
     “Pre-Closing Tax Period” shall mean any tax period or portion thereof beginning after the Alcoa Closing Date and ending on or before the Closing Date.
     “Pro Forma Closing Statement” is defined in Section 2.4(a).
     “Pro Rata Portion” has the meaning set forth in Section 2.4(f).
     “Qualifying Loss” is defined in Section 8.4(a).

     “Rank” means Rank Group Limited.
     “Rank CFO” is defined in Section 2.4(d).
     “Rank Letter Agreement” means that letter agreement between Rank and the Parent Buyer, in the form attached hereto as Exhibit A.
     “RCP Existing Indebtedness” means that amount of the Reynolds Existing Indebtedness borrowed by any member of the Target Group (including any accrued and unpaid interest thereon).
     “RCP New Indebtedness” means the term loan borrowings of Reynolds Consumer Products Inc. (a direct Subsidiary of the US Company) on the Closing Date under the New Bank Indebtedness.
     “Resolution Period” is defined in Section 2.4(c).
     “Review Accountant” means PriceWaterhouseCoopers (New Zealand).
     “Reviewed Financial Statements” is defined in Section 3.5(a).
     “Reynolds Consumer Products BV” is defined in the Recitals to this Agreement.
     “Reynolds Contribution” is defined in the Recitals to this Agreement.
     “Reynolds Existing Indebtedness” means the Indebtedness of the Target Group under the Senior Secured Facility.
     “Reynolds International Purchase Price” is defined in Section 2.1.
     “Reynolds Lux” is defined in the Recitals to this Agreement.
     “Reynolds New Indebtedness” means (i) an offering of senior secured notes by Affiliates of the Buyers and a Subsidiary of the Parent Buyer having an aggregate principal amount of $1,765,000,000 (or such other amount and currency as shall have been determined by the Parent Buyer) and (ii) the New Bank Indebtedness.
     “Seller” is defined in the Preamble to this Agreement.
     “Seller Disclosure Letter” means the disclosure letter delivered by Seller to the Buyers contemporaneously with the execution and delivery of this Agreement.
     “Seller Indemnitees” is defined in Section 8.3.
     “Seller’s Accountant” means PriceWaterhouseCoopers (New Zealand).

     “Senior Secured Facility” means the Senior Secured Facilities Agreement, dated February 21, 2008 (as amended), by and among, Reynolds Packaging Group (NZ) Limited, Credit Suisse as facility agent and security trustee, certain banks and financial institutions named therein as the lenders and the other parties signatory thereto.
     “Services Agreements” means (i) the CSI and Consumer Products Transition Services Letter Agreement between Rank and the Parent Buyer, substantially in the form attached hereto as Exhibit B and (ii) the Services Agreement between Reynolds Packaging Inc. and Reynolds Foil Inc., substantially in the form attached hereto as Exhibit C.
     “Shares” is defined in the Recitals to this Agreement.
     “Subsidiary” means, with respect to any Person, (i) each corporation, partnership, joint venture or other legal entity of which such Person (A) owns, either directly or indirectly, fifty percent or more of the stock or other equity interests the holders of which are entitled to vote for the election of the board of directors or similar governing body of such corporation, partnership, joint venture or other legal entity or (B) possesses the voting right described in clause (A) pursuant to Contract, (ii) each partnership in which such Person or a Subsidiary of such Person is a general or managing partner and (iii) each limited liability company in which such Person or a Subsidiary of such Person is a managing member or otherwise Controls (by Contract, through ownership of membership interests or otherwise).
     “Subsidiary Buyer” is defined in the Recitals to this Agreement.
     “Target Group” means the Companies and the Companies’ Subsidiaries.
     “Target Net Working Capital Amount” means $133,700,000.
     “Tax” means any federal, state, provincial, local, foreign or other income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, sales, use, value added, transfer, registration, stamp, premium, excise, customs duties, import, severance, real property, personal property, ad valorem, occupancy, license, occupation, business and occupation, employment, payroll, social security, disability, unemployment, employment insurance premiums, workers’ compensation, workers’ compensation premiums, health care, withholding, remittances, deductions, estimated or other similar tax, levy, assessment, reassessment, dues, duty, note, fee, or other governmental charge or assessment, or deficiencies thereof (together with all interest and penalties thereon and additions thereto).
     “Tax Invoice” has the meaning given in the GST Act.

     “Tax Return” means any return, report, declaration, form, claim for refund or information, return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
     “Taxable Supply” has the meaning given in the GST Act.
     “Taxing Authority” means any federal, state, provincial, local, foreign or other Governmental Authority responsible for any Tax.
     “Third-Party Claim” is defined in Section 8.5(a).
     “Treasury Regulations” means the regulations prescribed under the Code.
     “Unresolved Items” is defined in Section 2.4(d).
     “US Company” is defined in the Recitals to this Agreement.
     “US Shares” is defined in the Recitals to this Agreement.
     “US Purchase Price” is defined in Section 2.1.
ARTICLE II
SALE AND PURCHASE OF THE SHARES
     2.1 Sale and Purchase of the Shares. Subject to the terms and conditions hereof, (a) Seller will sell the US Shares to the Subsidiary Buyer and the Subsidiary Buyer will purchase the US Shares from Seller, for a purchase price of $1,785,000,000 (the “US Purchase Price”) and (b) Seller shall sell the International Shares to the Parent Buyer and the Parent Buyer will purchase the International Shares from Seller for a purchase price of $15,000,000 (the “Reynolds International Purchase Price” and together with the US Purchase Price, the “Aggregate Purchase Price”), in each case, subject to adjustment as set forth in Sections 2.2 and 2.4(f).
     2.2 Closing. The closing of the sale and purchase of the Shares (the “Closing”) shall take place at 10:00 a.m. (EST) at the offices of Debevoise and Plimpton LLP, 919 Third Avenue, New York, NY 10022, on the second Business Day after the waiver or satisfaction of all conditions to Closing set out in Article VI and Article VII of this Agreement (other than those conditions that by their terms are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions and the Final Closing Condition), or at such other place, time and date as may be mutually agreed to by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” At the Closing:

     (a) Seller and the Parent Buyer shall confirm the satisfaction or waiver of all conditions to Closing other than the Final Closing Condition and the bank account or accounts into which the proceeds of the RCP New Indebtedness is to be deposited;
     (b) Upon the confirmation detailed at Section 2.2(a) above, the RCP New Indebtedness shall be borrowed or raised (as relevant) by the relevant Companies Subsidiaries and on receipt of the RCP New Indebtedness in the bank account or accounts nominated in accordance with Section 2.2(a) above (which shall satisfy paragraph (i) of the definition of Final Closing Condition), Seller will procure the satisfaction of the matters described in paragraph (ii) of the definition of Final Closing Condition;
     (c) Upon satisfaction of the Final Closing Condition:
     (i) Seller will deliver to the Buyers (A) two executed counterparts of this Agreement, (B) two executed counterparts of all documents and certificates required by this Agreement and (C) such other documents as the Buyers shall reasonably request to effectuate this Agreement on the terms contemplated hereby;
     (ii) Seller shall (A) notify the International Company of the transfer of the International Shares pursuant to article 190, paragraph 2 of the Luxembourg law dated 10 August 1915 concerning the commercial companies as amended and article 1690 of the Luxembourg Civil Code, in order to make the transfer of the Shares enforceable vis-à-vis each International Company, (B) instruct the managers of the International Company and any employee of Maslux to proceed to the entry of the transfer of the International Shares into the share register of the International Company and (C) instruct the managers of the International Company and any employee of Maslux to file a notice of the transfer of the International Shares with the Luxembourg Register of Commerce and Companies, in order to make the transfer of the International Shares enforceable vis-à-vis third parties;
     (iii) Seller will deliver to the Subsidiary Buyer one or more certificates representing all of the US Shares, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, and bearing or accompanied by all requisite stock transfer stamps;
     (iv) The Parent Buyer will deliver to Seller, (A) an amount equal to the Reynolds International Purchase Price minus that portion of the RCP Existing Indebtedness borrowed by Seller or any of its Subsidiaries (other than the US Company or any Subsidiary of the US Company) as of the Closing Date, by wire transfer of immediately available funds to the account or accounts designated by Seller prior to the Closing Date, (B) two executed counterparts of this Agreement, (C) two executed counterparts of all documents and certificates required by this Agreement, and (D) such other documents as Seller shall reasonably request to effectuate this Agreement on the terms contemplated hereby; and

     (v) The Subsidiary Buyer will deliver to Seller (A) an amount equal to the US Purchase Price minus the outstanding principal and accrued interest on that portion of the RCP Existing Indebtedness borrowed by the US Company or any of its Subsidiaries as of the Closing Date, by wire transfer of immediately available funds to the account or accounts designated by Seller prior to the Closing Date, (B) two executed counterparts of this Agreement, (C) two executed counterparts of all documents and certificates required by this Agreement and (D) such other documents as Seller shall reasonably request to effectuate this Agreement on the terms contemplated hereby.
     2.3 RCP Existing Indebtedness. At least two Business Days prior to the Closing Date, Seller shall provide the Parent Buyer with a calculation of the amount (including a calculation of the conversion of US dollars to euros where requested by the Parent Buyer) needed to repay on the Closing Date (a) the Indebtedness of the US Company and its Subsidiaries under the Senior Secured Facility and (b) the Indebtedness of the International Company and its Subsidiaries under the Senior Secured Facility.
     2.4 Net Cash and Net Working Capital Adjustments.
     (a) Closing Statement. Within 60 days following the Closing Date, the Parent Buyer shall prepare and deliver to Seller a statement (the “Closing Statement”), consisting of a calculation of (i) Cash as of immediately prior to the Closing (excluding for the avoidance of doubt, any proceeds from the RCP New Indebtedness), (ii) the amount of Other Indebtedness as of immediately prior to the Closing and (iii) Net Cash, as determined by the amounts provided in clauses (i) and (ii) (such amount, the “Closing Net Cash”), (iv) a combined balance sheet of the Combined Group as of the close of business on the Closing Date (the “Closing Balance Sheet”), (v) a calculation in reasonable detail of the Net Working Capital Amount as of the Closing Date, as shown on the Closing Balance Sheet (the “Closing Net Working Capital Amount”) and (vi) a calculation of the amount, if any, payable pursuant to clause (f) of this Section 2.4. The Closing Statement shall be prepared in accordance with the Accounting Principles and the accounting principles, practices and methodologies set forth in the statement attached hereto as Annex I (the “Pro Forma Closing Statement”).
     (b) Dispute Notice. The Closing Statement shall become final, binding and conclusive upon Seller and the Buyers on the 45th day following Seller’s receipt of the Closing Statement, unless prior to such 45th day Seller delivers to the Parent Buyer a written notice (a “Dispute Notice”) specifying in reasonable detail each item that Seller disputes (a “Disputed Item”), the amount in dispute for each such Disputed Item and the reasons supporting Seller’s positions. Seller shall be deemed to have agreed with all other items and amounts contained in the Closing Statement delivered pursuant to Section 2.4(a).
     (c) Resolution Period. If Seller delivers a Dispute Notice, then the Parent Buyer and Seller shall seek in good faith to resolve the Disputed Items during the 45-day period beginning on the date the Parent Buyer receives the Dispute Notice (the “Resolution Period”). If the Parent Buyer and Seller reach agreement with respect to any Disputed Items, the Parent Buyer shall revise the Closing Statement to reflect such agreement.
     (d) Resolution of Disputes. If the Parent Buyer and Seller are unable to resolve all Disputed Items during the Resolution Period, then the Parent Buyer and Seller shall jointly submit the unresolved Disputed Items (the “Unresolved Items”) to Rank’s Chief Financial Officer (the “Rank CFO”). The Rank CFO shall act as an arbitrator to determine, based solely on presentations by Seller and the Parent Buyer, and not by independent review, only those items still in dispute and shall be limited to those adjustments, if any, required to be made for the Closing Statement to comply with the provisions of this Agreement. The Rank CFO shall make a determination with respect to the Unresolved Items only and in a manner consistent with this Section 2.4(d), and in no event shall the Rank CFO’s determination of the Unresolved Items be for an amount that is outside the range of the Parent Buyer’s and Seller’s disagreement. The Parent Buyer and Seller shall each use its reasonable best efforts to furnish to the Rank CFO such work papers and other documents and information pertaining to the Unresolved Items as the Rank CFO may reasonably request. The determination of the Rank CFO shall be final, binding and conclusive upon the Buyers and Seller absent manifest error, and Seller shall revise the Closing Statement to reflect such determination upon receipt thereof. The fees, expenses and costs of the Rank CFO shall be borne by the Parent Buyer and Seller in proportions inverse to the relative extent to which they prevail on matters resolved by the Rank CFO, which proportionate allocation shall be determined by the Rank CFO.
     (e) Access to Information. The Buyers and Seller shall each use their reasonable best efforts to provide promptly to the other party all information and reasonable access to employees as such other party shall reasonably request in connection with review of the Closing Statement or the Dispute Notice, as the case may be, and shall otherwise cooperate in good faith with such other party to arrive at a final determination of the Closing Statement.
     (f) Adjustments.
     (i) Net Cash Adjustment. Within five Business Days after the Closing Statement is finalized pursuant to clause (b) or (d):
     (A) if Closing Net Cash exceeds $17,000,000 (the “Net Cash Threshold Amount”), then, each Buyer shall pay to Seller such Buyer’s pro rata portion (determined in accordance with the allocations set forth on Annex II hereto (as to each Buyer, such Buyer’s “Pro Rata Portion”), of the amount equal to such excess; or

     (B) if Closing Net Cash is less than the Net Cash Threshold Amount, Seller shall pay to each Buyer such Buyer’s Pro Rata Portion of the full amount of such deficit.
     (ii) Net Working Capital Adjustment. Subject to Section 2.4(f)(ii)(C), within five Business Days after the Closing Statement is finalized pursuant to clause (b) or (d):
     (A) if the Closing Net Working Capital Amount exceeds the Target Net Working Capital Amount, each Buyer shall pay to Seller such Buyer’s Pro Rata Portion of the full amount of such excess; or
     (B) if the Closing Net Working Capital Amount is less than the Target Net Working Capital Amount, Seller shall pay to each Buyer such Buyer’s Pro Rata Portion of the full amount of such deficit.
     (C) Notwithstanding the foregoing provisions of this Section 2.4(f)(ii), no adjustment shall be made to the Aggregate Purchase Price pursuant to Sections 2.4(f)(ii)(A) or 2.4(f)(ii)(B) and no payment shall be made unless such adjustment (whether an increase or a decrease) would exceed $10,000,000 (the “Net WC Threshold”), and if the adjustment would exceed the Net WC Threshold, then payment of the amount of the adjustment in excess of the Net WC Threshold shall be made.
     2.5 Withholding Taxes. The Buyers and any of their Affiliates will be entitled to deduct and withhold from amounts otherwise payable to any Person pursuant to this Agreement any amounts that are required to be deducted or withheld with respect to the making of such payments under the Code and the rules and Treasury Regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. Any amounts so deducted or withheld will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF SELLER
     Seller represents and warrants to the Buyers, as of the date hereof and as of the Closing Date, as follows:
     3.1 Organization. Seller and each of the Companies are duly organized, validly existing and, if applicable, in good standing under the Laws of their respective jurisdiction of incorporation or formation, as the case may be. Seller and each of the Companies have the requisite corporate power and authority to carry on business as now conducted. True and complete copies of the Organizational Documents of each of the Companies, as amended, to and including the date hereof, have been made available to the Buyers. No Company is in material violation of any provision of its Organizational Documents.
     3.2 Due Authorization, Execution and Delivery. The execution of this Agreement by Seller and the performance by Seller of the transactions contemplated hereby have been duly authorized or, as of the Closing, shall have been duly ratified, by all necessary corporate action of Seller. Seller has duly executed and delivered this Agreement. This Agreement constitutes valid and binding obligations of Seller, enforceable against Seller in accordance with its respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws now or hereafter in effect relating to or limiting creditors’ rights generally and general principles of equity.
     3.3 Title to Shares; Capitalization; etc.
     (a) Title. Seller is the beneficial and record owner of all of the Shares, free and clear of any Liens, other than Permitted Liens. Upon registration of the Parent Buyer as owner of the shares in the share register of the International Company and payment for the International Shares at the Closing, the Parent Buyer will acquire good and valid title to all of the International Shares, free and clear of any Lien (other than Permitted Liens). Upon delivery of and payment for the US Shares at the Closing, the Subsidiary Buyer will acquire good and valid title to the US Shares, free and clear of any Lien (other than Permitted Liens).
     (b) Authorized Capital Stock. As of the date hereof, (i) the authorized capital stock of the International Company consists of 500 registered shares, par value €25 per share, of which 500 registered shares are issued and outstanding as of the date hereof and (ii) the authorized capital stock of the US Company consists of 10,000 common shares, par value $0.01 per share, of which 2,000 shares are issued and outstanding as of the date hereof. The Shares have been duly authorized and validly issued and are (or, as of the Closing, will be) fully paid and non-assessable.
     (c) No Equity Rights. There are no preemptive or similar rights on the part of any holders of any class of securities of any Company. Except as contemplated by the Reynolds Contribution, there are no subscriptions, options, warrants, conversion or other binding rights, agreements, commitments or arrangements obligating any Company, Seller or any other Person, contingently or otherwise, to issue or sell, or cause to be issued or sold, any shares of capital stock of any Company, or any securities convertible into or exchangeable for any such shares, and no authorization therefor has been given. Except for the transactions contemplated by this Agreement, there are no outstanding contractual or other rights or obligations to or of any Company, Seller or any other Person to repurchase, redeem or otherwise acquire any outstanding shares or other equity interests of any Company.

     3.4 Subsidiaries.
     (a) Each Company Subsidiary is listed on Section 3.4(a) of the Seller Disclosure Letter, and is duly organized, validly existing and, if applicable, in good standing under the Laws of its jurisdiction of incorporation or formation, as the case may be, and has all the requisite corporate power and authority to carry on its business as now conducted. Except as set forth on Section 3.4(a) of the Seller Disclosure Letter, all shares of capital stock or other equity interests in the Companies’ Subsidiaries are owned or will, on the Closing Date, be owned, directly or indirectly, by a Company. Seller has made available to the Buyers complete copies of the Organizational Documents of each Company Subsidiary as currently in effect, and no such Company Subsidiary is in material violation of any provision of its Organizational Documents.
     (b) All of the outstanding shares of capital stock of, and other voting or equity interests in, each Company Subsidiary have been duly authorized and validly issued, and are fully paid and non-assessable and, except as set forth in Section 3.4(b) of the Seller Disclosure Letter, free and clear of any Liens (other than Permitted Liens) . There are no preemptive or similar rights on the part of any holders of any class of securities of any Company Subsidiary. Except as contemplated by this Agreement (including the Reynolds Contribution and the Approved Restructuring Actions), there are no subscriptions, options, warrants, conversion or other binding rights, agreements, commitments or arrangements obligating any Company, any Company Subsidiary, Seller or any other Person, contingently or otherwise, to issue or sell, or cause to be issued or sold, any shares of capital stock of any Company Subsidiary, or any securities convertible into or exchangeable for any such shares. Except for the transactions contemplated by this Agreement, there are no outstanding contractual or other rights or obligations to or of any Company, any Company Subsidiary, Seller or any other Person to repurchase, redeem or otherwise acquire any outstanding shares or other equity interests of any Company Subsidiary.
     (c) No Company or Company Subsidiary owns any shares of capital stock of, or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into capital stock of or other voting or equity interests in) any other Person.
     3.5 Financial Statements; Books and Records.
     (a) Seller has previously furnished to the Buyers copies of (i) the audited combined carve-out financial statements of the Combined Group at and for the one year period ended December 31, 2008, together with the audit report of Seller’s Accountant thereon (the “Audited Financial Statements”) and (ii) the interim unaudited combined carve-out financial statements of the Combined Group at and for the six-month period ended June 30, 2009, together with the review report of the Review Accountant (the “Reviewed Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).

     (b) The Financial Statements have been prepared in accordance with IFRS as outlined in the basis of preparation on a consistent basis from period to period.
     (c) The Financial Statements fairly present the financial condition of the Combined Group at the respective dates thereof and the results of operations of the Combined Group for the periods then ended (subject, in the case of the Reviewed Financial Statements, to normal year-end audit adjustments).
     (d) To the Knowledge of Seller, the books of account and financial records of the Combined Group, (i) are complete and correct in all material respects and, (ii) have been (and, until the Closing Date, will be) maintained in accordance with sound business practices and prepared on a consistent basis with the Accounting Principles used to prepare the Financial Statements.
     3.6 Liabilities. No Company or Company Subsidiary has any liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise and whether due or to become due, of a type that would be required by IFRS to be reflected on a consolidated balance sheet of the Company and the Companies’ Subsidiaries, except for liabilities or obligations (a) reflected in, or reserved against on the face of the Reviewed Financial Statements, (b) that are disclosed in Section 3.6 of the Seller Disclosure Letter (but only to the extent that such liability is apparent from such disclosure), (c) that were incurred in the ordinary course of business and (d) that, individually or in the aggregate, would not reasonably be expected to have or result in a Material Adverse Effect.
     3.7 Absence of Certain Changes. Since June 30, 2009, except as set forth in Section 3.7 of the Seller Disclosure Letter, the Business has been conducted in the ordinary course consistent with past practice and there has not been:
     (a) any event, development or state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
     (b) any declaration or payment of any dividend or other distribution with respect to any Shares, or any redemption or other acquisition by any Company of any Shares;
     (c) any amendment or modification of the Organizational Documents of any Company or Company Subsidiary or of the terms of the securities of any Company;
     (d) any incurrence of any Indebtedness by any Company or Company Subsidiary, except for (i) the incurrence of Indebtedness pursuant to any documents governing the RCP Existing Indebtedness, (ii) the incurrence of Indebtedness pursuant to any documents governing the RCP New Indebtedness, and (iii) the incurrence of Other Indebtedness in an amount which does not exceed $20,000,000 in the aggregate;

     (e) any creation or other incurrence of any Lien on any material Asset other than Permitted Liens or pursuant to existing loan agreements of the Companies or the Companies’ Subsidiaries;
     (f) any loan, advance or capital contribution to or investment in any Person by any Company or Company Subsidiary, other than to or in the wholly-owned Companies’ Subsidiaries in the ordinary course of business consistent with past practice;
     (g) any change in any method of accounting or accounting principles or practices by the Company or any Company Subsidiary except for any such change required by reason of a concurrent change in IFRS;
     (h) any (i) grant of any severance or termination pay to (or amendment to any existing arrangement with) any director, officer or employee of any Company or Company Subsidiary, (ii) increase in benefits payable under any existing severance or termination pay policies or employment agreements, (iii) employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) entered into with any director, officer or employee of any Company or Company Subsidiary, (iv) establishment, adoption or amendment (except as required by applicable Law) of any Employee Plan or (v) increase in compensation, bonus or other benefits payable to any director, officer or employee of any Company or Company Subsidiary, except, in the case of the foregoing clauses (i) through (v), to the extent such action arises in the ordinary course of business consistent with past practice or is taken pursuant to the terms of any Contract in existence on the date hereof;
     (i) any capital expenditures, or commitments for capital expenditures, in an amount in excess of $5,000,000 in the aggregate, by the Companies or the Companies’ Subsidiaries;
     (j) any material Tax election made or changed, any annual Tax accounting period changed, any method of Tax accounting adopted or changed, any material amended Tax Returns or claims for material Tax refunds filed, any material closing agreement entered into, any material proposed Tax adjustments or assessments, any material Tax claim, audit or assessment settled, or any right to claim a material Tax refund, offset or other reduction in Tax liability surrendered, in each case, by the Companies or the Companies’ Subsidiaries;
     (k) any sale, transfer, lease or other disposition of any Asset, except for inventory sold in the ordinary course of business consistent with past practice; or
     (l) any agreement or commitment (other than any agreement in respect of the RCP New Indebtedness) by the Companies or the Companies’ Subsidiaries to do any of the foregoing or any action or omission by the Companies or the Companies’ Subsidiaries that would reasonably be expected to result in any of the foregoing.

     3.8 No Conflicts; Consents.
     (a) Except as set forth in Section 3.8(a) of the Seller Disclosure Letter, the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby do not and will not, (i) conflict with or result in any violation or breach of any provision of the Organizational Documents of Seller, any Company or any Company Subsidiary, (ii) assuming compliance with the matters referred to in Section 3.8(b), conflict with or result in a violation or breach of any provision of applicable Law, (iii) require any Consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any material agreement or other instrument to which Seller, any Company or any Company Subsidiary is a party (including any Material Contract) or any material licenses, franchises, permits, certificates, approvals or other similar authorizations affecting the Assets or the operation of the Business or (iv) result in the creation or imposition of any Lien other than Permitted Liens on any Assets, other than in the cases of clauses (ii) through (iv), any such items that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.
     (b) Except as set forth on Section 3.8(b) of the Seller Disclosure Letter, no Consent, license, permit, order, authorization or approval of, or notice to, or registration, declaration or filing with, any Governmental Authority or other third party is required to be obtained or made by or with respect to Seller, any Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement, other than such Consents, licenses, permits, orders, authorizations, approvals, notices, registrations, declarations or filings that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect or materially impair the ability of any Company to conduct the Business immediately following the Closing.
     3.9 Real Property.
     (a) Owned Real Property. Section 3.9(a) of the Seller Disclosure Letter contains, as of the date hereof, a complete and correct list of all real property owned by the Companies and the Companies’ Subsidiaries (which real property, together with all improvements and fixtures located thereon or attached or appurtenant thereto, and all easements, licenses, rights and appurtenances relating to the foregoing, constitutes the “Owned Real Property”).
     (b) Leased Real Property. Section 3.9(b) of the Seller Disclosure Letter contains, as of the date hereof, a complete and correct list of all of the real property leased by the Companies and the Companies’ Subsidiaries (the leases, together with any amendments thereto, pursuant to which such real property is leased, the “Leases”, and all interests leased pursuant to the Leases, the “Leased Real Property”). Seller has delivered to the Buyers correct and complete copies of each Lease. No Company or Company Subsidiary is a sublessor or grantor under any sublease or other instrument granting to another Person any material right to the possession, lease, occupancy or enjoyment of any Owned Real Property or Leased Real Property.
     (c) Current Use. The use and operation of the Owned Real Property and the Leased Real Property in the conduct of the Business do not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit, or agreement.
     (d) No Options. Except as set forth in Section 3.9(d) of the Seller Disclosure Letter, no Company or Company Subsidiary owns, holds, has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to purchase, acquire, sell or dispose of any Owned Real Property or any interest therein.
     3.10 Assets. Except as set forth in Section 3.10 of the Seller Disclosure Letter, each Company and Company Subsidiary has good and valid (and, in the case of Owned Real Property, good, valid and marketable fee simple) title to, or have legally sufficient rights to use, all of the material tangible Assets, free and clear of all Liens other than Permitted Liens (but mortgages or deeds of trust shall not constitute acceptable Liens). To the Knowledge of Seller, such material tangible Assets are suitable for the purposes for which they are used, subject to ordinary wear and tear.
     3.11 Governmental Approvals and Compliance with Laws.
     (a) All Consents of all Governmental Authorities which are necessary in order to permit the Companies and the Companies’ Subsidiaries to carry on the Business (collectively, the “Governmental Approvals”) have been obtained and are in full force and effect, and since the Alcoa Closing Date have been in full force and effect, except where the failure to obtain such Governmental Approvals and keep them in full force and effect would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect. There has been no material violation, cancellation, suspension, modification, revocation or default of any Governmental Approval or any notice of violation, cancellation, suspension, modification, revocation, default or dispute affecting any Governmental Approval, and, to the Knowledge of Seller, no basis exists for any such action, including, without limitation, as a result of the consummation of the transactions contemplated by this Agreement.
     (b) Except as set forth in Section 3.11(b) of the Seller Disclosure Letter, the Companies and the Companies’ Subsidiaries are, and since the Alcoa Closing Date have been, in compliance in all material respects with all applicable Laws, and, to the Knowledge of Seller, are not under investigation with respect to any material violation of any applicable Laws.

     3.12 Contracts.
     (a) Disclosure. Except as set forth in Section 3.12(a) of the Seller Disclosure Letter, no Company or Company Subsidiary is a party to or is bound by:
     (i) any agreement in respect of the RCP Existing Indebtedness and any other mortgages, indentures, security agreements, letters of credit and other agreements and instruments relating to the borrowing of more than $1,000,000 or any extension of credit in, or which impose any Lien on, any of the material Assets;
     (ii) any sales, distribution or marketing agreement involving aggregate payments in excess of $10,000,000 during a 12-month period;
     (iii) any maintenance or servicing agreement involving aggregate payments in excess of $10,000,000 during a 12-month period;
     (iv) any Lease;
     (v) any customer agreement involving aggregate payments in excess of $20,000,000 during a 12-month period;
     (vi) any agreement for the lease of equipment or other personal property involving aggregate payments over the remaining term thereof in excess of $1,000,000;
     (vii) any agreement, order or commitment for the purchase of materials, supplies, transportation services or other services, or for the manufacturing of products, which, in any case, individually (or with respect to a series of related agreements, orders or commitments, in the aggregate) have an unexpired term of more than three months and which individually (or with respect to a series of related agreements, orders or commitments, in the aggregate) involve payments in excess of $30,000,000;
     (viii) any material licensing or other agreement relating to Intellectual Property;
     (ix) any agreement or commitment for the construction or acquisition of fixed assets or other capital expenditures that individually (or, with respect to a series of related agreements, in the aggregate) involve payments in excess of $10,000,000;
     (x) any agreement or commitment involving the purchase, sale, distribution, lease or other disposition of any Asset, other than sales of inventory in the ordinary course of business, consistent with past practice, including, but not limited to, any such Contracts or commitments that contain executory indemnification obligations that involve payments in excess of $10,000,000; and
     (xi) agreement or commitment limiting the freedom of any Company or Company Subsidiary to compete in any line of business or in any geographical area or with any Person;
     (b) Each Contract required to be disclosed in the Seller Disclosure Letter pursuant to Section 3.12(a), together with any Contract meeting the above descriptions that may be entered into after the date hereof in compliance with Section 5.2, is referred to herein as a “Material Contract.” Seller has made available to the Buyers complete and correct copies of all Material Contracts.
     (c) Enforceability. Except as set forth in Section 3.12(c) of the Seller Disclosure Letter, there does not exist under any Material Contract any violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a material violation, breach or event of default thereunder, on the part of any Company or any of the Companies’ Subsidiaries or, to the Knowledge of Seller, any other Person. Except as set forth in Section 3.12(c) of the Seller Disclosure Letter, no Material Contract contains any change in control or other terms or conditions that will become applicable or inapplicable as a result of the consummation of the transactions contemplated by this Agreement.
     3.13 Litigation and Claims. Except as set forth in Section 3.13 of the Seller Disclosure Letter, as of the date hereof, (a) there is no Litigation pending or, to the Knowledge of Seller, threatened which seeks to enjoin or prohibit, or otherwise questions the validity of, any action taken or to be taken in connection with this Agreement, (b) there is no material Litigation pending or, to the Knowledge of Seller, threatened against or affecting any Company, or any Company Subsidiary or affecting the Business or any of the Assets, and (c) there is no outstanding order, judgment, injunction, award or decree of any Governmental Authority or any settlement agreement binding upon Seller, any Company or the Companies’ Subsidiaries which affects the ownership, use or operation of the Business or the Assets.
     3.14 Intellectual Property.
     (a) Title. All of the Intellectual Property that was or is being developed by or for the Companies and the Companies’ Subsidiaries, or that was or is being used or held for use in connection with, or necessary for the conduct of the Business (collectively, the “Company Intellectual Property”), is owned by a Company or a Company Subsidiary (the “Owned Intellectual Property”), except for (i) any Intellectual Property licensed to a Company or a Company Subsidiary and set forth in Section 3.14(a) of the Seller Disclosure Letter and (ii) licenses for commercially available, off-the-shelf and/or shrink-wrapped software. Collectively, the Companies and the Companies’ Subsidiaries are the sole legal and beneficial owners of, have good and marketable title to, own the entire right, title and interest in, and have the full right to use in connection with the Business, the Company Intellectual Property, free from any Liens other than Permitted Liens. Immediately after the Closing, the Companies and the Companies’ Subsidiaries, subject to the receipt of any third party consents, shall own or have validly licensed to them all the Company Intellectual Property, in each case free from Liens other than Permitted Liens and on the same terms and conditions as in effect prior to the Closing, except as otherwise disclosed in Section 3.14(a) of the Seller Disclosure Letter.
     (b) No Infringement. To the Knowledge of Seller, (i) the conduct of the Business does not infringe or otherwise conflict with any rights of any Person in respect of any Intellectual Property and (ii) none of the Owned Intellectual Property has been or is being infringed or otherwise used or available for use by any Person without a license or permission from a Company or a Company Subsidiary, except as set forth in Section 3.14(b) of the Seller Disclosure Letter.
     3.15 Tax Matters.
     Except as set forth in Section 3.15 of the Seller Disclosure Letter,
     (a) Since the Alcoa Closing Date, all material Tax Returns required to be filed with respect to the Companies and the Companies’ Subsidiaries have been filed and all such Tax Returns are complete and correct in all material respects;
     (b) Since the Alcoa Closing Date, all material Taxes required to be withheld by the Companies and the Companies’ Subsidiaries have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or properly set aside in accounts for such purpose;
     (c) Since the Alcoa Closing Date, no written agreement or other document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any material Taxes with respect to any Company or any Company Subsidiary, and no written power of attorney with respect to any such Taxes has been filed or entered into with any Taxing Authority;
     (d) No material Taxes with respect to any Company or any Company Subsidiary are currently under any audit, examination or investigation by any Taxing Authority that commenced after the Alcoa Closing Date. Since the Alcoa Closing Date, no Taxing Authority has asserted or threatened to assert in writing any deficiency, claim or issue with respect to material Taxes or any adjustment to material Taxes against any Company or any Company Subsidiary;
     (e) Since the Alcoa Closing Date, no Company or Company Subsidiary (i) has received or applied for a Tax ruling or entered into a closing agreement with any Taxing

Authority in respect of material Taxes, in either case that would be binding upon any Company or any Company Subsidiary after the Closing Date, (ii) has become a party to or become bound by, or become subject to an obligation under, any material Tax allocation, sharing, indemnity or similar agreement or arrangement or (iii) is or has been a member of any affiliated, consolidated, combined or unitary group, other than a consolidated, affiliated, combined or unitary group that had the US Company or the International Company as the common parent, for purposes of filing Tax Returns or paying Taxes, or become subject to any liability for material Taxes of any Person as a result of being a member of such an affiliated, consolidated, combined or unitary group, as a transferee, as a successor, by Contract or otherwise;
     (f) There are no material outstanding adjustments for Tax purposes applicable to any Company or any Company Subsidiary as a result of changes in methods of accounting occurring after the Alcoa Closing Date;
     (g) None of the Assets is subject to any Tax liens (other than Permitted Liens) created after the Alcoa Closing Date with respect to Taxes;
     (h) No Company or Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending prior to the Closing Date and beginning after the Alcoa Closing Date; (ii) “closing agreement,” as described in section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Law) executed prior to the Closing Date but after the Alcoa Closing Date; or (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Law) occurring prior to the Closing Date but after the Alcoa Closing Date;
     (i) Since the Alcoa Closing Date, no Company or Company Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c)(3)(i)(A); and
     (j) Since the Alcoa Closing Date, no Company or Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code;
     3.16 Employee Benefit Plans and Related Matters.
     (a) Except as set forth in Section 3.16 of the Seller Disclosure Letter, no Company or Company Subsidiary is a party to, is bound by, or has any actual or contingent liability in respect of, any Employee Plan other than pursuant to the terms thereof. With respect to each Employee Plan, the following documents have been made available to the

Buyers: (i) the Employee Plan documents; (ii) any funding agreement or amendments thereto; (iii) the most recent actuarial report; (iv) all regulatory returns, reports, statements or filings made or completed within the two years prior to the date hereof; (v) the most recent summaries and booklets describing or giving particulars of the plan; and (vi) all material correspondence with all regulatory authorities.
     (b) Except for matters which would not, individually, or in the aggregate, be reasonably likely to have a Material Adverse Effect and except as set out in Section 3.16(b)of the Seller Disclosure Letter:
     (i) Except as accrued in accordance with the terms of the Employee Plans as of the date hereof, no Company or Company Subsidiary has incurred any material liability, and no event, transaction or condition has occurred or exists that could result in any material liability, on account of any Employee Plans, including, but not limited to, material liability for (x) additional contributions required to be made under the terms of any Employee Plan or its related trust, insurance Contract or other funding arrangement with respect to periods ending on or prior to the date hereof which are not reflected, reserved against or accrued in the Financial Statements; or (y) breaches by any Company or any Company Subsidiary, or, to the Knowledge of Seller, the trustees under the trusts created under the Employee Plans, or any other Persons under ERISA or any other applicable Law. Each of the Employee Plans has been operated and administered in material compliance with its terms, all applicable Laws and, if applicable, collective bargaining agreements.
     (ii) Each Employee Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received or requested a favorable determination letter or is covered by an opinion letter from the Internal Revenue Service and, to the Knowledge of Seller, no event has occurred and no condition exists which could reasonably be expected to result in the revocation of any such determination. All amendments and actions required to bring each such Employee Plan into conformity with the applicable provisions of ERISA, the Code, and any other applicable Laws as of the date hereof have been made or taken.
     (iii) There are no pending or threatened claims by or on behalf of any participant in any of the Employee Plans, other than routine claims for benefits in the ordinary course. The Employee Plans are not presently under audit or examination (nor has notice been received of a potential audit or examination) by the Internal Revenue Service or the Department of Labor.
     (iv) Except as set out in Section 3.16(b)(iv) of the Seller Disclosure Letter, none of the Employee Plans provides benefits of any kind with respect to current or former employees, officers, or directors (or their beneficiaries) of any Company or any Company Subsidiary beyond their retirement or other termination of employment, other than (x) coverage for benefits mandated by Section 4980B of the Code, (y) death benefits or retirement benefits under an employee pension benefit plan (as defined by Section 3(2) of ERISA), or (z) benefits, the full cost of which is borne by such current or former employees, officers, directors or beneficiaries.
     (v) No Employee Plan sponsored by any Company or any Company Subsidiary is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or a “multiple employer plan” as addressed in section 4063 or 4064 of ERISA. Except as set out on Section 3.16(b)(v) of the Seller Disclosure Letter, no Employee Plan sponsored by any Company or Company Subsidiary is subject to Title IV of ERISA.
     (vi) The consummation of the transactions contemplated by this Agreement will not result in (x) any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus payments or otherwise) becoming due under any agreement or oral arrangement to any current or former director, officer, employee or consultant of any Company or any Company Subsidiary (y) any increase in the amount of salary, wages or other benefits payable to any director, officer, employee or consultant of any Company or any Company Subsidiary (z) any acceleration of the vesting or timing of payment of any benefits or compensation (including, without limitation, any increased or accelerated funding obligation) payable to any director, officer, employee or consultant of any Company or any Company Subsidiary.
     3.17 Environmental Matters.
     (a) Except as disclosed in Section 3.17 of the Seller Disclosure Letter:
     (i) To the Knowledge of Seller, each Company and Company Subsidiary has complied since the Alcoa Closing Date and is in compliance in all material respects with all applicable Environmental Laws;
     (ii) To the Knowledge of Seller, each Company and Company Subsidiary has obtained and is in compliance in all material respects with all Environmental Permits with respect to the operation of the Business as currently conducted and no action is pending or to the Knowledge of Seller threatened to revoke or suspend any material Environmental Permit.
     (iii) No Litigation is pending, or to the Knowledge of Seller, threatened by any Person involving any Company or any Company Subsidiary arising out of any Environmental Law, other than such Litigation that would not reasonably be expected to have a Material Adverse Effect.

     (iv) No Company or Company Subsidiary has, since the Alcoa Closing Date, released Hazardous Substances into the soil or groundwater at, under or from the Owned Real Property or Leased Real Property, which, as of the date hereof, requires remediation by a Company or any Company Subsidiary under applicable Environmental Laws that would reasonably be expected to have a Material Adverse Effect.
     (b) Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, the representations and warranties contained in this Section 3.17 are the sole and exclusive representations relating to matters arising under Environmental Laws.
     3.18 Brokerage or Finder’s Fees. Neither Seller, the Companies nor any Company Subsidiary has incurred any liability to any broker, finder or agent for any fees or commissions or similar compensation with respect to the transactions contemplated by this Agreement.
     3.19 Insurance. To the Knowledge of Seller, Section 3.19 of the Seller Disclosure Letter contains a complete and accurate list of all pending Litigation that is covered under insurance policies maintained by (a) the Companies and the Companies’ Subsidiaries or (b) Seller or its Affiliates for the benefit of the Companies and the Companies’ Subsidiaries.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYERS
     The Buyers hereby, jointly and severally, represent and warrant to Seller as of the date hereof and as of the Closing Date, as follows:
     4.1 Organization and Authority of the Buyers. The Parent Buyer is a private limited liability company (société à responsabilité limitée) duly organized, validly existing and in good standing under the laws of the Grand Duchy of Luxembourg. The Subsidiary Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each Buyer has the requisite corporate power and authority to carry on its business as now conducted, to execute and deliver this Agreement, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.
     4.2 Due Authorization by the Buyers. The execution of this Agreement by each Buyer and the performance by each Buyer of the transaction contemplated hereby have been duly authorized or, as of the Closing Date, shall have been duly ratified, by all necessary corporate action of the relevant Buyer. Each Buyer has duly executed and delivered this Agreement. This Agreement constitutes valid and binding obligations of each Buyer, enforceable against each Buyer in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws now or hereafter in effect relating to or limiting creditors’ rights generally and general principles of equity.
     4.3 Litigation. There is no Litigation pending, or to the knowledge of the Buyers, threatened, which seeks to enjoin or prohibit, or otherwise questions the validity of, any action taken or to be taken by the Buyers in connection with this Agreement.
     4.4 Brokerage or Finder’s Fees. Neither of the Buyers nor any of their Affiliates, have incurred any liability to any broker, finder or agent for any fees or commissions or similar compensation with respect to the transactions contemplated by this Agreement that would be payable by Seller, any Company or any Company Subsidiary.
ARTICLE V
COVENANTS
     5.1 Information Prior to Closing. From the date hereof to and including the Closing Date, Seller will cause the Companies and the Companies’ Subsidiaries to make the management and other employees of the Companies and the Companies’ Subsidiaries reasonably available to the Buyers and certain of their authorized representatives and provide the Buyers and their accountants, legal counsel and certain of their other authorized representatives (including, in each case and without limitation, the financing sources and their representatives) reasonable access during normal business hours to, and permit such Persons to review, upon a mutually agreed schedule, the properties, books, Contracts, accounts and records of the Companies and Companies’ Subsidiaries, and to provide or assist in providing such other information to the Buyers and certain of its authorized representatives as shall have been reasonably requested by the Buyers or such authorized representatives (including, without limitation, if requested by the Buyers) in order that the Buyers may have the opportunity to make such investigation as they shall desire to make of the affairs of the Companies and the Companies’ Subsidiaries.
     5.2 Conduct of Business.
     (a) From the date hereof until the Closing, except as expressly contemplated by this Agreement, including, for the avoidance of doubt, actions contemplated in respect of the Reynolds Contribution, the RCP New Indebtedness and Approved Restructuring Actions, Seller shall cause the Companies and Companies’ Subsidiaries to conduct the Business in the ordinary course consistent with past practice and to use their reasonable best efforts to preserve intact the Business, the Assets and the relationships of the Companies and the Companies’ Subsidiaries with customers, suppliers and others having business dealings with them, and to keep available the services of their present officers and significant employees.

     (b) Without limiting the generality of Section 5.2(a) from the date hereof until the Closing, except as otherwise expressly contemplated by this Agreement, including for the avoidance of doubt, actions contemplated in respect of the Reynolds Contribution, the RCP New Indebtedness and Approved Restructuring Actions, or as set forth in Section 5.2 of the Seller Disclosure Letter, Seller will not permit any Company or Company Subsidiary to:
     (i) merge or consolidate with any other Person;
     (ii) sell, lease, transfer or dispose any of its Assets, other than in the ordinary course of business, consistent with past practice;
     (iii) purchase, acquire or obtain any capital stock or other proprietary interest, directly or indirectly, in any other Person unless (x) such Person is, prior to such transaction, a wholly-owned Company Subsidiary or (y)the aggregate consideration paid by any Company or any Company Subsidiary in any transaction does not exceed $2,000,000;
     (iv) purchase, acquire or obtain all or a substantial portion of the business or assets of another Person;
     (v) declare or pay any dividend or make any other distribution or payment with respect to equity securities of any Company or any Company Subsidiary;
     (vi)establish, adopt or amend any Employee Plan; or
     (vii)agree or commit to do any of the foregoing.
     5.3 Consummation of the Transactions; Notice.
     (a) Subject to the terms and conditions herein provided (including Section 6.3 hereof), each party agrees to use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the transactions contemplated by this Agreement and to cooperate with the other parties hereto in connection with the foregoing, including, without limitation, using their commercially reasonable efforts to (i) obtain all necessary Consents, clearances, approvals and authorizations as are required to be obtained under applicable Law, (ii) defend all lawsuits or other legal proceedings and contest and resist any action challenging this Agreement or the consummation of the transactions contemplated hereby or (iii) cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby.

     (b) Seller and the Parent Buyer each shall give prompt written notice to the other of (i) any of its representations or warranties contained in this Agreement becoming untrue or inaccurate in any respect (including receiving knowledge of any fact, event or circumstance which may cause any representation qualified as to knowledge to be or become untrue or inaccurate in any respect) or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or their respective rights and obligations or the conditions to their obligations under this Agreement.
     5.4 Tax Matters.
     (a) Seller shall prepare and file as required by applicable Law with the appropriate Taxing Authority (or cause to be prepared and filed) in a timely manner Tax Returns of the Companies and any Company Subsidiary that are required to be filed on or prior to the Closing Date. All such Tax Returns shall be prepared in a manner consistent with most recent past practice, except as otherwise required by applicable Law. Seller shall make any such Tax Returns available for review by the Buyers sufficiently in advance of the due date for filing such Tax Returns to provide the Buyers with a meaningful opportunity to analyze and comment on such Tax Returns and for such Tax Returns to be modified, as appropriate, before filing.
     (b) The Buyers shall prepare and file as required by applicable Law with the appropriate Taxing Authority (or cause to be prepared and filed) in a timely manner all Tax Returns of the Companies and Companies’ Subsidiaries, other than those described in Section 5.4(a). All such Tax Returns shall be prepared in a manner consistent with most recent past practice, except as otherwise required by applicable Law. The Buyers shall make any Tax Returns relating to Pre-Closing Income Taxes available for review by Seller sufficiently in advance of the due date for filing such Tax Returns to provide Seller with a meaningful opportunity to analyze and comment on such Tax Returns and for such Tax Returns to be modified, as appropriate, before filing.
     (c) After the Closing, the Buyers shall not, and shall not permit any of their Affiliates to, amend any Tax Returns or change any Tax elections or accounting methods with respect to any Company or any Company Subsidiary relating to any Pre-Closing Tax Period without Seller’s consent to the extent such amendment or change could reasonably be expected to have a material cost to Seller, except as required by applicable Law.
     (d) The Buyers shall promptly notify Seller in writing upon receipt by any Company or Company Subsidiary, or the Buyers or any of their Affiliates of notice of any Tax audits, examinations or assessments that could give rise to a liability for which Seller is responsible under this Agreement. Seller shall control the portion of any such audit, examination or proceeding that relates to any Taxes for which Seller is responsible pursuant to this Agreement, provided that Seller shall not settle or compromise any such audit, examination or proceeding without the consent of the Parent Buyer, which consent shall not be unreasonably withheld. If any audit involves both Taxes for which Seller is responsible pursuant to this Agreement and other Taxes for which Seller is not responsible pursuant to this Agreement, and the portion of such audit involving Taxes for which Seller is responsible pursuant to this Agreement can not be separated from the portion of the audit involving other Taxes, the Buyers shall control such audit, provided that (i) the Buyers shall keep Seller reasonably informed about the progress of such audit, (ii) the Buyers shall provide Seller with an opportunity (at Seller’s expense) to participate in such audit and (iii) the Buyers shall not settle or resolve such audit without the consent of Seller, which consent shall not be unreasonably withheld.
     (e) All real property transfer or sales, use, transfer, value added, stock transfer and stamp Taxes, and transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to Tax) shall be borne equally between Seller and the Buyers.
     (f) For the purpose of the financial arrangements rules in the Income Tax Act 2004 (NZ), the Buyers and Seller agree that:
     (i) the Aggregate Purchase Price for the Shares is the lowest price (within the meaning of section EW 32(3) of the Income Tax Act 2004 (NZ)) that the Buyers and Seller would have agreed for the sale and purchase of the Shares, on the date hereof, if payment would have been required in full at the time the first right in the contracted property (being the Shares) was transferred;
     (ii) the Aggregate Purchase Price of the Shares is the value of the Shares; and
     (iii) they will compute their taxable income for the relevant period on the basis that the Aggregate Purchase Price for the Shares includes no capitalized interest and will file their Tax Returns accordingly.
     (g) Unless expressly stated otherwise in this agreement, GST chargeable on any Taxable Supply made under or in connection with this Agreement is payable by the Person required to provide the consideration for that supply, in cash, in addition to, and at the same time as, the balance of any other consideration payable for that supply, provided that the supplier has issued a Tax invoice for that supply. Without limiting the application of the foregoing, where a party is required to reimburse another party for any cost, expense or liability incurred, the amount to be reimbursed shall be reduced by any Input Tax or other deduction from Output Tax which the party seeking reimbursement is entitled to claim in relation to that cost, expense or liability.

     5.5 Insurance. Seller shall cause to be maintained until the Closing with respect to each member of the Target Group, coverage under all the insurance policies related to the Business that are in effect on the date hereof. Following the Closing, Seller shall and shall cause its Affiliates (i) not to seek to change any rights or obligations of any Company or any Company Subsidiary under such insurance, (ii) to cooperate with the Companies and the Companies’ Subsidiaries in making claims under such insurance and (iii) promptly pay over to the Parent Buyer any amounts Seller or any such Affiliate (other than the Companies or any Company Subsidiary) may receive under such insurance in respect of Losses experienced by any Company or any Company Subsidiary. Each Buyer agrees to arrange for its own insurance policies (which may include self-insurance) with respect to the Target Group covering all periods from and after the Closing.
     5.6 Restructuring. Seller shall have the right, on or prior to the Closing Date, to undertake, at its own expense, those restructuring steps or other actions that are set forth in Section 5.6 of the Seller Disclosure Letter (each such step or transaction, an “Approved Restructuring Action”).
     5.7 Financing. Seller agrees to cooperate with reasonable requests by the Parent Buyer to facilitate the satisfaction of the Final Closing Condition , including causing the Companies and the Companies’ Subsidiaries to contact lenders of the Reynolds Existing Indebtedness to arrange for payoff letters and documents evidencing the discharge and release of security interests. Seller agrees that its obligation to perform the Closing and satisfy the matters described in paragraph (ii) of the definition of Final Closing Condition will be unconditional once the RCP New Indebtedness has been received in the bank account or accounts nominated in accordance with Section 2.2(a) above (which shall satisfy paragraph (i) of the definition of Final Closing Condition).
ARTICLE VI
CONDITIONS PRECEDENT
TO THE BUYERS’ OBLIGATION TO CLOSE
     The obligation of the Buyers to consummate the transaction herein contemplated is subject to the satisfaction at or before the Closing of the following conditions:
     6.1 Truth of Representations and Warranties. The representations and warranties of Seller (a) set forth in Sections 3.2 and 3.3 shall be true and correct on the date hereof and as of the Closing Date as though made on and as of such date, and (b) all other representations and warranties of Seller made in this Agreement (without regard to any qualifications therein as to materiality or Material Adverse Effect) shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of such date (or, in each case, as of any earlier date as to which such representation and warranty speaks), except, solely with respect to this clause (b), breaches of such other representations and warranties, which, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect.
     6.2 Performance of Agreements. Each agreement, covenant or obligation of Seller to be performed at or before the Closing pursuant to the terms hereof or as contemplated herein shall have been duly performed in all material respects, unless waived in writing by the Parent Buyer, and the Parent Buyer shall have received a certificate to this effect dated the Closing Date and signed by Seller.
     6.3 No Legal Obstruction and receipt of Approvals. No action, suit, proceeding, Litigation or investigation shall be pending before any Governmental Authority which questions the validity or legality of this Agreement or any action taken or to be taken in connection herewith or the consummation of the transactions contemplated hereby. Any material approvals or Consents of any Governmental Authority necessary to consummate the transactions contemplated hereby shall have been obtained. No injunction or other order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the transactions contemplated by this Agreement shall be in effect.
     6.4 Reynolds Contribution. The Reynolds Contribution shall have been completed on or prior to the Closing Date.
     6.5 Ancillary Agreements. The Rank Letter Agreement, the Services Agreements and the License Agreement shall have been executed and delivered by the parties thereto (other than the Parent Buyer and its Subsidiaries).
     6.6 Satisfaction of Conditions to the CSI Sale. The satisfaction or waiver by the Parent Buyer of all conditions of the Parent Buyer under the CSI Purchase Agreement, it being understood that the closing of the transactions contemplated by the CSI Purchase Agreement and this Agreement shall occur contemporaneously.
ARTICLE VII
CONDITIONS PRECEDENT TO SELLER’S OBLIGATION TO CLOSE
     The obligation of Seller to consummate the transactions herein contemplated is subject to the satisfaction at or before the Closing of the following conditions:
     7.1 Truth of Representations and Warranties. The representations and warranties of the Buyers contained in this Agreement shall be true and correct on the date hereof and on and as of the Closing Date as though made on and as of such date, except for representations and warranties expressly made only as of a specific date, except for breaches of such representations and warranties which, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect.

     7.2 Performance of Agreements. Each agreement, covenant or obligation of the Buyers to be performed at or before the Closing pursuant to the terms hereof or as contemplated herein shall have been duly performed in all material respects, unless waived by Seller, and Seller shall have received a certificate to this effect dated the Closing Date and signed by the Parent Buyer.
     7.3 No Legal Obstruction and receipt of Approvals. No action, suit, proceeding, Litigation or investigation shall be pending before any Governmental Authority which questions the validity or legality of this Agreement or any action taken or to be taken in connection herewith or the consummation of the transactions contemplated hereby. Any material approvals or Consents of any Governmental Authority necessary to consummate the transactions contemplated hereby shall have been obtained. No injunction or other order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the transactions contemplated by this Agreement shall be in effect.
ARTICLE VIII
INDEMNIFICATION
     8.1 Survival. Subject to Section 8.4(f), (i) the representations and warranties of the parties contained in this Agreement shall survive the Closing until the first anniversary of the Closing Date; provided that the representations and warranties in Sections 3.1, 3.2, 3.3, 3.4, 3.18, 4.1, 4.2 and 4.4 (the “Fundamental Representations”) shall survive indefinitely or until the latest date permitted by Law, and the representations and warranties in Section 3.15 shall not survive the Closing and shall expire as of the Closing and (ii) the covenants and agreements of the parties contained in this Agreement shall survive the Closing indefinitely or for the shorter period explicitly specified therein. Notwithstanding the preceding sentence, but subject to Section 8.4(f), any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.
     8.2 Indemnification by Seller. From and after the Closing, and subject to this Article VIII, Seller shall defend, indemnify and hold harmless each Buyer, their Affiliates, and, after the Closing, the Companies and the Companies’ Subsidiaries, and their respective officers, directors, employees, agents, successors and assigns (collectively, the “Buyer Indemnitees”) from and against, and pay or reimburse the Buyer Indemnitees for, any and all Losses resulting from (a) any inaccuracy in or breach of any representation or warranty made by Seller in Article III of this Agreement (without giving effect to any Material Adverse Effect or materiality qualification contained therein except to the extent contained in Sections 3.1, 3.4, 3.6, 3.8, 3.9, 3.10, 3.11, 3.12(c), 3.16(b), and 3.17) provided that no such inaccuracy or breach shall be deemed to exist for purposes of this Article VIII to the extent such inaccuracy or breach is attributable to any facts or events occurring or existing prior to the Alcoa Closing Date, (b) any breach or default in performance by Seller (or, prior to the Closing, any Company or any Company Subsidiary) of any covenant or agreement under this Agreement or (c) any Pre-Closing Income Taxes to the extent, and only to the extent, that the aggregate amount of all Pre-Closing Income Taxes exceed $2,000,000.
     8.3 Indemnification by the Buyers. From and after the Closing, and subject to this Article VIII, the Buyers shall jointly and severally defend, indemnify and hold harmless Seller and its officers, directors, employees, agents, successors and assigns (collectively, the “Seller Indemnitees”) from and against, and pay or reimburse the Seller Indemnitees for, any and all Losses resulting from (a) any inaccuracy in or breach of any representation or warranty made by the Buyers in Article IV of this Agreement or (b) any breach or default in performance by the Buyers of any covenant or agreement under this Agreement.
     8.4 Limitations on Indemnity. The Buyers and Seller agree, for themselves and on behalf of the Buyer Indemnitees and the Seller Indemnitees:
     (a) No Buyer Indemnitee will assert any claims for indemnification under Section 8.2(a): (i) in respect of any individual Loss incurred or suffered by such Buyer Indemnitee that is not in excess of $500,000 (a “Qualifying Loss”), and (ii) until such time as the aggregate of all Qualifying Losses that Buyer Indemnitees may have under Section 8.2(a) exceeds an amount equal to $5,000,000 (the amount referred to in this clause (ii), the “Indemnity Threshold”), and then only for the aggregate amount of all Qualifying Losses in excess of the Indemnity Threshold. The aggregate liability of Seller in respect of claims for indemnification pursuant to Sections 8.2(a) or (c) will not exceed an amount equal to $195,000,000 (the “Cap”). Notwithstanding anything to the contrary set forth herein, the Indemnity Threshold and the Cap will not apply to the obligations of Seller to indemnify the Buyer Indemnitees in connection with an inaccuracy in or breach of the representation and warranties contained in Sections 3.3(a) and 3.10 nor any claim as a result of a failure to satisfy the Final Closing Condition after the RCP New Indebtedness has been incurred by the relevant Companies’ Subsidiaries.
     (b) No Seller Indemnitee will assert any claims for indemnification under Section 8.3(a): (i) in respect of any individual Loss incurred or suffered by such Seller Indemnitee that is not a Qualifying Loss and (ii) until such time as the aggregate of all Qualifying Losses that Seller Indemnitees may have under Section 8.3(a) exceeds the Indemnity Threshold, and then only for the aggregate amount of all Qualifying Losses in excess of the Indemnity Threshold. The aggregate liability of the Buyers in respect of claims for indemnification pursuant to Section 8.3(a) will not exceed the Cap. Notwithstanding anything to the contrary set forth herein, the Indemnity Threshold and the Cap and the other provisions of this Section 8.4 will not apply to the obligations of the Buyers to indemnify the Seller Indemnitees in connection with an inaccuracy in or breach of any Fundamental Representation.

     (c) For purposes of determining the amount of any Losses subject to indemnification under this Article VIII, the amount of such Losses will be determined net of all related reserves accrued in respect of the specific matter subject to indemnification on the Closing Balance Sheet or reflected in the final Closing Net Working Capital Amount.
     (d) With respect to each indemnification obligation in this Agreement: (i) all Losses shall be net of any Eligible Insurance Proceeds; (ii) in no event shall an Indemnifying Party have liability to the Indemnified Party for any punitive damages, except if and to the extent any such damages are recovered against an Indemnified Party pursuant to a Third-Party Claim; and (iii) the parties shall treat any indemnification payment made under this Agreement as an adjustment to the Aggregate Purchase Price.
     (e) If any portion of Losses to be reimbursed by the Indemnifying Party may be covered, in whole or in part, by third-party insurance coverage, the Indemnified Party shall promptly give notice thereof to the Indemnifying Party (a “Notice of Insurance”). If the Indemnifying Party so requests within 180 days after receipt of a Notice of Insurance, the Indemnified Party shall use its commercially reasonable efforts to collect the maximum amount of insurance proceeds thereunder, in which event all such proceeds actually received, net of costs reasonably incurred by the Indemnified Party in seeking such collection, shall be considered “Eligible Insurance Proceeds.” Any amount payable by an Indemnifying Party pursuant to this Article VIII shall be paid promptly and payment shall not be delayed pending any determination of Eligible Insurance Proceeds. In any case where an Indemnified Party recovers from a third Person any Eligible Insurance Proceeds and/or any other amount in respect of any Losses for which an Indemnifying Party has actually reimbursed it pursuant to this Article VIII, such Indemnified Party shall promptly pay over to the Indemnifying Party such Eligible Insurance Proceeds and/or the amount so recovered (after deducting therefrom the amount of expenses incurred by it in procuring such recovery), but not in excess of the sum of (i) any amount previously paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such claim, and (ii) any amount expended by the Indemnifying Party in pursuing or defending any claim arising out of such matter.
     (f) Any Indemnified Party shall take all commercially reasonable steps to mitigate any Losses incurred by such party upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any indemnification rights hereunder.
     (g) Notwithstanding anything to contrary set forth herein, no indemnification claim may be asserted under this Agreement by a Buyer Indemnitee or a Seller Indemnitee, as the case may be (other than a claim for payment pursuant to Article II hereof), from and after the date on which all or a portion of the equity interests of Seller, any Buyer or any parent entity of Seller or any Buyer, is issued to or sold, assigned or otherwise transferred to any Person that is not controlled directly or indirectly by the Hart Group.

     (h) If on the Closing Date, any Buyer knows of any information that would cause one or more of the representations and warranties made by Seller to be inaccurate as of the date made or as of the Closing Date, the Buyers shall have no right or remedy after the Closing with respect to such inaccuracy and shall be deemed to have waived its rights to indemnification in respect thereof. Without limiting the foregoing, the Buyers shall be charged with knowledge of any information contained in any data room or diligence report made available by or on behalf of Seller to the Buyers and all publicly disclosed information regarding the Business.
     (i) Notwithstanding anything to the contrary herein, no party to this Agreement (or any of its Affiliates) shall, in any event, be liable or otherwise responsible to any other party to this Agreement for an amount in excess of the Aggregate Purchase Price.
     (j) Notwithstanding anything to the contrary herein, Seller shall not be required to defend, indemnify or hold harmless any of the Buyer Indemnitees for any Losses relating to Taxes except pursuant to Section 8.2(c).
     8.5 Notification of Claims; Third Party Claims.
     (a) A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any claim in respect of which indemnity may be sought under this Article VIII, including any pending or threatened claim or demand by a third party that the Indemnified Party has determined has given or could reasonably give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third-Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent the Indemnifying Party is materially prejudiced by such failure. The parties agree that (i) in this Article VIII they intend to shorten (in the case of the limited survival periods specified in Section 8.1) the applicable statute of limitations period with respect to certain claims, (ii) notices for claims in respect of a breach of a representation, warranty, covenant or agreement (other than a post-Closing covenant) must be delivered prior to the expiration of any applicable survival period specified in Section 8.1 for such representation, warranty, covenant or agreement, (iii) notices for claims in respect of a breach of a post-Closing covenant must be delivered prior to the date that is six months after the last day of the effective period of such post-Closing covenant, (iv) any claims for Pre-Closing Income Taxes must be submitted by last day of the applicable statue of limitations, and (v) any claims for indemnification for which notice is not timely delivered in accordance with this Section 8.5 shall be expressly barred and are hereby waived, provided that if, prior to such applicable date, a party shall have notified any other party in accordance with the requirements of this Section 8.5 of a claim for indemnification under this Article VIII (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this Article VIII notwithstanding the passing of such applicable date.
     (b) Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 8.5(a) in respect of a Third Party Claim, the Indemnifying Party may, by notice to the Indemnified Party delivered within 20 Business Days of the receipt of notice of such Third Party Claim, assume the defense and control of any Third Party Claim (at the expense of such Indemnifying Party and so long as the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party for Losses related to such Third Party Claim); provided that counsel for the Indemnifying Party who shall conduct the defense of such Third Party Claim shall be reasonably satisfactory to the Indemnified Party, and the Indemnified Party may participate in such defense at such Indemnified Party’s expense. The Indemnified Party may take any actions reasonably necessary to defend such Third Party Claim prior to the time that it receives a notice from the Indemnifying Party as contemplated by the preceding sentence. If the Indemnifying Party does not promptly assume the defense of such Third Party Claim following notice thereof, the Indemnified Party shall be entitled to assume and control such defense and to settle or agree to pay in full such Third Party Claim without the consent of the Indemnifying Party without prejudice to the ability of the Indemnified Party to enforce its claim for indemnification against the Indemnifying Party hereunder. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld), consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third Party Claim, unless such settlement, compromise or discharge does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party and the Indemnifying Party shall (i) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement, (ii) not encumber any of the assets of any Indemnified Party or agree to any restriction or condition that would apply to or adversely affect any Indemnified Party and (iii) obtain, as a condition of any settlement or other resolution, a complete and unconditional release of each Indemnified Party from any and all liability in respect of such Third Party Claim. The Indemnifying Party shall keep the Indemnified Party reasonably updated with respect to material developments relating to any Third Party Claim.
     (c) In the event any Indemnifying Party receives a notice of a claim for indemnity from an Indemnified Party pursuant to this Section 8.5 that does not involve a Third Party Claim, the Indemnifying Party shall notify the Indemnified Party within 20 Business Days following its receipt of such notice whether the Indemnifying Party disputes its liability to the Indemnified Party under this Article VIII. The Indemnified Party shall reasonably cooperate with and assist the Indemnifying Party in determining the validity of any such claim for indemnity by the Indemnified Party. If the Indemnified Party in good faith determines that the conduct of the defense or any proposed settlement of any Third Party Claim would reasonably be expected to affect adversely the Indemnified Party’s Tax liability or the ability of any Company or any Company Subsidiary to conduct its business, or that the Indemnified Party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such Third Party Claim, the Indemnified Party shall have the right at all times to take over and control the defense, settlement, negotiation or Litigation relating to any such Third Party Claim at the sole cost of the Indemnifying Party, provided that if the Indemnified Party does so take over and control, the Indemnified Party shall not settle such Third Party Claim without the written consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed. In any event, Seller and the Buyers shall cooperate in the defense of any Third Party Claim subject to this Article VIII and the records of each shall be reasonably available to the other with respect to such defense.
     8.6 Exclusive Remedy. Anything to the contrary in this Agreement notwithstanding, Seller and the Buyers hereby agree that following the Closing, the sole and exclusive remedy of a party for any breach or inaccuracy of any representation, warranty, agreement or covenant contained in this Agreement shall be the indemnification rights set forth in this Article VIII. In furtherance of the foregoing and the indemnification provisions set forth in this Article VIII, (i) the Buyers hereby waive, from and after the Closing Date, any and all rights, claims and causes of action any Buyer Indemnitee may have against Seller or any of its Affiliates, or their respective directors, officers, employees, Affiliates, controlling Persons, agents or representatives, successors or assigns and (ii) Seller hereby waives, from and after the Closing Date, any and all rights, claims and causes of action any Seller Indemnitee may have against any Buyer or any of their Affiliates, or their respective directors, officers, employees, Affiliates, agents or representatives, successors or assigns, in either case to the extent such rights, claims and causes of actions arise under or are based upon any Federal, state, provincial, local or foreign statute, law, ordinance, rule or regulation or otherwise.
ARTICLE IX
TERMINATION
     9.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:
     (a) By mutual consent of the Parent Buyer and Seller;
     (b) By either the Parent Buyer or Seller if the Closing shall not have occurred on or before November 30, 2009 or prior to such date if any condition (as set forth in Article VI or Article VII only) to such party’s obligation to consummate the transactions contemplated hereby shall have become incapable of being satisfied; provided, however, that the right to terminate this Agreement shall not be available to any party whose breach of any term of this Agreement has been a cause of, or resulted in, the failure of the Closing to have occurred on or before the aforesaid date;
     (c) By the Parent Buyer, if Seller shall have materially breached any of its respective pre-Closing covenants herein or if any representation or warranty of Seller shall, in any case, be or become untrue, such that, in each case, the conditions set forth in Section 6.1 are incapable of being satisfied;
     (d) By Seller, if any Buyer shall have materially breached any of its pre-Closing covenants herein or if any representation or warranty of the Buyers shall, in any case, be or become untrue, such that in each case, the conditions set forth in Section 6.2 are incapable of being satisfied; or
     (e) By either the Parent Buyer or Seller, if any court of competent jurisdiction or other Governmental Authority of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated hereby, and such order, decree, ruling or other action shall have become final and non-appealable.
     9.2 Procedure and Effect of Termination. In the event of termination by the Parent Buyer or Seller pursuant to Section 9.1, notice thereof shall promptly be given to Seller or the Parent Buyer, as the case may be, and this Agreement shall terminate, without further action by any of the parties hereto. If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation to any other party to this Agreement, except that any termination shall be without prejudice to the rights of either party hereto arising out of a breach by the other party of any term of agreement contained in this Agreement, and except that the provisions of Article VIII, this Section 9.2 and Article X shall survive such termination.
ARTICLE X
MISCELLANEOUS
     10.1 Notices. Any notice or other communication required or permitted to be given under this Agreement shall be in writing (including facsimile or similar transmission) and mailed (by certified mail, return receipt requested, postage prepaid), e-mailed or delivered (including by way of international courier service):
(a)	If to Seller, addressed to: Rank Group Limited Level Nine 148 Quay Street P.O. Box 3515

Auckland, New Zealand Attention: Gregory A. Cole Facsimile: +64 (0) 9 366 6263 E-mail: Greg.Cole@rankgroup.co.nz with a copy (which shall not constitute notice) to:
Rank Group Limited Level Nine 148 Quay Street P.O. Box 3515 Auckland, New Zealand Attention: Helen D. Golding Facsimile: +64 (0) 9 366 6263 E-Mail: Helen.Golding@rankgroup.co.nz

(b)	If to the Buyers, addressed to:

SIG Group
Laufengasse 18 CH-8212 Neuhausen am Rheinfall Switzerland
Attention: Marco Haussener, Chief Financial Officer
Facsimile: 41 (0) 52 674 7200
E-mail: marco.haussener@sig.biz
with a copy (which shall not constitute notice) to:
SIG Group Laufengasse 18 CH-8212 Neuhausen am Rheinfall Switzerland Attention: Elmar Franzen, Manager of Group Legal and Insurance Facsimile: +41 (0) 52 674 6574 E-mail: elmar.franzen@sig.biz or to such other address(es) as Seller or the Buyers shall give notice to the other by like means. All such notices, demands, and communications, if mailed, shall be effective upon the earlier of (i) actual receipt by the addressee, (ii) the date shown on the return receipt of such mailing, or (iii) three days after deposit in the mail. All such notices, demands and communications, if not mailed, shall be effective upon the earlier of (i) actual receipt by the addressee, (ii) with respect to facsimile and similar electronic transmission, the earlier of (A) the time that electronic confirmation of a successful transmission is received, or (B) the date of transmission, if a confirming copy of the transmission is also mailed as described above on the date of transmission, and (iii) with respect to delivery by overnight courier service, the day after deposit with the courier service, if delivery on such day by such courier is confirmed with the courier or the recipient orally or in writing.
     10.2 Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, assigns, heirs and legal representatives.
     10.3 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any Person other than the parties hereto and their respective heirs, successors and permitted assigns.
     10.4 Governing Law; Choice of Jurisdiction. This Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the internal Laws of the state of New York, without giving effect to the conflict of Laws rules thereof. Each party to this Agreement hereby (i) irrevocably and unconditionally consents and submits, for itself or himself or herself and its, his or her property, to the non-exclusive jurisdiction of the state and federal courts of the State of New York, (ii) waives any objection which it, he or she may now or hereafter have to the laying of venue of any suit, action, or proceeding arising out of or relating to this Agreement in the aforementioned courts, and (iii) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided for by Law.
     10.5 Assignment. This Agreement and all obligations hereunder shall not be assignable, encumbered or otherwise transferable by Seller without the prior written consent of the Buyers, and any purported assignment or other transfer without such consent shall be void and unenforceable. This Agreement and all obligations hereunder shall be freely assignable, encumbered or otherwise transferable by any Buyer to the extent required by lenders of such Buyer or any of its Affiliates.
     10.6 Amendment; Waivers. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at Law or in equity.

     10.7 Further Assurances. From time to time after the Closing Date and at the expense of the requesting party and without further consideration, the parties hereto, upon the request of any other party hereto or its Affiliates, shall execute and deliver such instruments and documents as such other party reasonably may request in order to carry out the purposes and intent of this Agreement.
     10.8 Severability. If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative or unenforceable to any extent whatsoever.
     10.9 Headings. The headings contained in this Agreement or on any exhibit or schedule hereto are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.
     10.10 Entire Agreement. The Seller Disclosure Letter and the other documents delivered pursuant to or as contemplated by this Agreement are hereby incorporated in and form an integral part of this Agreement.
     10.11 Counterparts. This Agreement may be executed in several counterparts, all of which taken together shall constitute one instrument. A signature of a party delivered by telecopy or other electronic communication shall constitute an original signature of such party.
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     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

REYNOLDS CONSUMER PRODUCTS (NZ) LIMITED
By:	/s/ Helen Golding
	Name:	Helen Golding
Title:

BEVERAGE PACKAGING HOLDINGS (LUXEMBOURG) III S.À R.L.
By:	/s/ Allen Hugli
	Name:	Allen Hugli
Title:

REYNOLDS GROUP HOLDINGS INC.
By:	/s/ Cindi Lefari
	Name:	Cindi Lefari
Title:

Annex I
Pro Forma Closing Statement

Annex II
Buyers’ Pro Rata Portion Allocation

Buyer	Percentage
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	99.17%

Reynolds Group Holdings Inc.	0.83%

2